30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

May 21, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Jessica Plowgian, Attorney-Advisor

Re:	Liberty Interactive Corporation
Amendment No. 1 to Form S-4 (File No. 333-180543)

Dear Ms. Plowgian:

We hereby electronically file on behalf of Liberty Interactive Corporation (“Liberty”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on April 3, 2012. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

In light of Liberty’s need to hold an annual stockholder meeting and the timing of the Staff’s review process with respect to the Registration Statement, Liberty has decided to hold one stockholder meeting at which Liberty’s stockholders will be asked to vote on the Transaction Proposals and the Annual Business Matters Proposals. Accordingly, Liberty has included in the proxy statement/prospectus forming a part of the Registration Statement the information required in its annual meeting proxy statement, including information regarding its directors and executive officers, executive compensation for the year ended 2011, its equity compensation plans and certain relationships and related transactions. We note that substantially all of this annual meeting-related information was previously filed with the Commission on April 30, 2012 as a part of Amendment No. 1 to Liberty’s Form 10-K/A.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty, dated April 30, 2012 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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Prospectus cover page

1.             Comment:  Please disclose the total number of shares of Series A Liberty Ventures common stock that will be distributed to the holders of Series A and Series B Liberty Interactive common stock.  Also disclose the total number of shares of Series A Liberty Ventures common stock that would be outstanding if all the rights are fully subscribed.

Response:  We have revised the disclosure in response to the Staff’s comment.

2.             Comment:  Please disclose the expiration date of the rights offering and the maximum time that you may extend the expiration date.

Response:  We have revised the disclosure in response to the Staff’s comment.

3.             Comment:  Please increase the font size to a more readable size.

Response:  We have increased the font size in response to the Staff’s comment.

Questions and Answers, page 1

“What is a Series A Right?” page 4

4.             Comment:  Explain what you mean by “traded regular way.”

Response:  We have revised the disclosure on page 5 of the Registration Statement in response to the Staff’s comment.

“Why are you conducting the rights offering and how will you use the proceeds received from the rights offering?” page 6

5.             Comment:  Please discuss why you chose to conduct a rights offering to raise funds rather than use alternate forms of financing.  Discuss why you are only distributing rights to purchase Series A Liberty Ventures common stock.  Explain how you determined the number of rights to distribute and the exercise price of the rights.

Response:  We have revised the disclosure on pages 6 and 7 of the Registration Statement in response to the Staff’s comment.

6.             Comment:  We note your statements throughout your prospectus, including here and on pages 14 and 71, that the proceeds of the rights offering will be attributed to the Ventures Group and will be used for investments in new opportunities to be attributed to that group.  Revise your disclosure to clarify that management may, in its sole discretion, determine to attribute the proceeds of the rights offering or any new business opportunities resulting from the use of such proceeds to the Interactive Group.

Response:  We respectfully disagree with the Staff’s comment 6.  Pursuant to the Management and Allocation Policies, as set forth on page 62 of the Registration Statement under the caption “Financing Activities”, management does not have sole discretion to reattribute the proceeds of the rights offering to business opportunities attributed to the Interactive Group without compensating the Ventures Group for the loss of value.  Any such decision would necessitate, as detailed under “Financing Activities,” that the board of directors act in good faith and in the exercise of its informed business judgment.  Any such reattribution would require that the Ventures Group be compensated, either by treating the reattribution as an inter-group loan or an inter-group interest or by transferring assets from the Interactive Group to the Ventures Group.

7.             Comment:  Please discuss the potential impact that the rights offering may have on the trading price of the Series A Liberty Ventures common stock.

Response:  We have revised the disclosure on page 7 of the Registration Statement in response to the Staff’s comment.

Summary, page 9

The Transaction, page 9

8.             Comment:  To provide context, please disclose the percentage of total revenues, net income, total assets and total liabilities of the company attributable to each group of operations in the last fiscal year.

Response:  We have revised the disclosure on page 11 of the Registration Statement in response to the Staff’s comment.

The Tracking Stock Proposal..., page 11

9.             Comment:  We note your disclosure that the Liberty Interactive common stock “would track and reflect the economic performance” of the Interactive Group while the Liberty Ventures stock “would track and reflect the economic performance” of the Ventures Group.  Please revise your disclosure to clarify that the stocks are “intended” to track the economic performance of these assets.  Clearly state that the board of directors may change the assets and liabilities attributable to each group at any time.

Response:  We have revised the disclosure on page 12 of the Registration Statement in response to the Staff’s comment.

Reasons for the Tracking Stock..., page 12

10.           Comment:  Explain the basis for your belief that the tracking stock will create transparency for investors and thereby “encourage greater market recognition of the value of all of [y]our businesses and assets and enhance stockholder value.” We note that your board of directors has broad discretion in the allocation of assets, liabilities and expenses between the groups and such allocations may be changed at any time.

Response:  Liberty presents four operating segments in its financial statements: QVC; the e-commerce companies; Expedia; and “corporate and other.”  The first two segments consist of wholly or majority-owned operating companies engaged in the video and e-commerce businesses.  Those businesses will be attributed to the Interactive Group.  The latter two segments consist of companies in which Liberty has a minority investment and which encompass a variety of businesses.  Those minority investments will be attributed to the Ventures Group.

By attributing its operating companies that are concentrated in the video and e-commerce businesses to its Interactive Group, Liberty seeks to encourage investors and analysts to apply the same multiples and analyses as they do to other operating companies in the video and e-commerce space.

Liberty believes that the assets to be attributed to the Ventures Group are largely overshadowed by the companies to be attributed to the Interactive Group, as the former assets do not produce cash flow and hence are largely hidden in any discussion of Liberty’s business and results of operations.  By attributing those assets to their own tracking stock group, Liberty seeks to provide greater disclosure, and hence greater clarity, regarding the value of those assets.

In regards to the ability of the board of directors to change the attribution of assets and liabilities, please see our response to comment 6.

11.           Comment:  Explain why you believe the Tracking Stock Proposal will create a “pure-play stock” and how that will benefit your business.

Response:  As noted in our response to comment 10, the assets to be attributed to the Interactive Group are Liberty’s wholly or majority-owned operating companies engaged exclusively in the video and e-commerce businesses.  Currently, the Liberty Interactive common stock trades not based on the fundamentals of those businesses and their results of operations, but on a combined basis with the assets and liabilities to be attributed to the Ventures Group.  By attributing all of its operating companies to a separate tracking stock group, Liberty seeks to provide shareholders with greater insight into a “pure play” group of assets in the video and e-commerce space without the overlay of the variety of the minority investments to be attributed to the Ventures Group.  By doing so, Liberty seeks to create a stronger acquisition currency for acquisitions of companies in the same lines of business by appealing to target companies and investors that wish to realize future value based on the synergies, performance and fundamentals of the combined companies, free of the minority investments that would be separately attributed to the Ventures Group and valued based on different multiples and fundamentals.

12.           Comment:  We note that you completed the split-off of Liberty Media Corporation in September 2011.  In your definitive proxy statement filed April 18, 2011 for the split-off, you indicated that one of the factors management considered in conducting that transaction was that “Liberty Media is burdened by a ‘complexity discount,’ and simplifying the capital structure...is expected to reduce the discounts at which each of the three tracking stocks trade and encourage investment in the stocks” of each company (page 41).  Please explain what has changed since the split-off and why the creation of new tracking stocks under the Tracking Stock Proposal would not have the same negative consequences.

Response:  At the time of the split-off of Liberty Media Corporation (previously named “Liberty CapStarz, Inc.”) in September 2011, Liberty had three tracking stock groups:  the Capital Group; the Starz Group; and the Interactive Group. Almost all prior tracking stocks brought to market involved no more than two tracking stock groups.  Liberty attributed the extent of its complexity discount in its definitive proxy statement, dated April 18, 2011, and filed with the SEC on April 18, 2011, to its three layers of tracking stocks, as compared to the two tracking stock layers associated with most companies that have had tracking stock structures.  Liberty did not state it would eliminate the complexity of its capital structure; rather, it stated it would “simplify” the complexity associated with its capital structure by splitting off two of its three tracking stocks.  See the first bullet point on page 40 of such proxy statement.

Management and Allocation Policies, page 13

13.           Comment:  Expand your disclosure to clarify that the board of directors can, in its sole discretion, modify the management and allocation policies at any time and indicate the notice you intend to provide stockholders upon any such changes.

Response:  We have revised the disclosure on page 14 of the Registration Statement in response to the Staff’s comment.

Treatment of Outstanding Equity Awards, page 16

14.           Comment:  Please fill in the blanks and complete the disclosure throughout your proxy statement/prospectus as soon as possible as we may have further comment.

Response:  We have revised the disclosure on page 18 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 17

15.           Comment:  In order to provide a more balanced summary, please expand your disclosure to identify the most material risks associated with the transactions contemplated by your registration statement, including the following:

•      the fact that holders of your tracking stock have no equity or legal interest in the company’s assets and liabilities and are only participating in assets and liabilities as allocated by management;

•      the risk that there is no guarantee that the tracking stocks will reflect the assets and liabilities attributed to the respective stocks;

•      the fact that the board of directors may elect to convert one tracking stock into the other tracking stock at any time;

•      the risks associated with conflicts of interests by your board members and the fact that rather than developing specific procedures, your board will exercise its judgment to address any such conflicts of interest;

•      the fact that the tracking stockholders will not get to elect their own board of directors and therefore there will be no board of directors that owes any separate duties to the Ventures Group or the Interactive Group stockholders;

•      the fact that the board of directors may change the focus or strategy of any group, in its sole discretion, at any time; and

•      the material dilution stockholders who do not exercise all of their Series A rights will experience upon consummation of the rights plan.

These are just examples.

Response:  We have revised the disclosure on page 20 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 23

16.           Comment:  Please add a risk factor to disclose that due to the discretion posed by the board of directors over the cash management policies of the two groups (including the timing and decision of whether to finance capital expenditures), it may be difficult to assess each group’s liquidity and capital resource needs and, in turn, the future prospects of each group based on past performance.

Response:  We respectfully disagree that Liberty’s management and allocation policies amount to a risk factor insofar as predicting a group’s liquidity and capital resource needs and future prospects based on past performance.  The liquidity and capital resource needs of each group will be driven by the businesses, assets and liabilities within each group.  Those needs are not discretionary.  What is discretionary is how those needs are funded.  In addition to using cash or third party debt (short- or long-term), the board of directors will have the additional funding sources of an inter-group loan or inter-group interest.  Any determination to make use of an inter-group loan or inter-group interest, consistent with Liberty’s management and allocation policies, will be made in the exercise of the board’s informed business judgment.

To the extent that liquidity and capital resources are shifted between groups by a reattribution of the related assets, we have addressed that risk in our response to comment 17.

17.           Comment:  Please add a risk factor clearly disclosing that the board of directors may reallocate assets, liabilities, revenues, expenses and cash flows without the approval of the holders of a group’s tracking stock and disclose prominently that this flexibility may make it difficult to assess the future prospects of a tracked group based on its past performance.

Response:  We have revised the disclosure on page 26 of the Registration Statement in response to the Staff’s comment.

18.           Comment:  Please add a risk factor addressing the fact that in the event of a liquidation, the holders of your common stock will be entitled to receive a pro rata share of your available net assets based on the number of liquidation units attributable to their shares.  Explain that the number of liquidation units attributable to Liberty Ventures common stock is based on the price of Liberty Ventures common stock and not the market value of the assets constituting the Liberty Ventures group.

Response:  We have revised the disclosure on page 31 of the Registration Statement in response to the Staff’s comment.

“Our tracking stock capital structure could create conflicts of interest...” page 25

19.           Comment:  Please break out the last paragraph of this section as a separate risk factor.

Response:  We have revised the disclosure on page 29 of the Registration Statement in response to the Staff’s comment.

“No IRS ruling has been obtained by us...” page 30

20.           Comment:  Expand your disclosure to address whether the existence of a tracking stock might make it more difficult for you to receive a tax free ruling from the IRS on other acquisitions.

Response:  We have revised the disclosure on page 34 of the Registration Statement in response to the Staff’s comment.

“The success of one of our subsidiaries, QVC, depends in large part on its ability to recruit...” page 33

21.           Comment:  Identify the key employees referenced in this risk factor.

Response:  We have revised the disclosure on page 37 of the Registration Statement in response to the Staff’s comment.

“We do not have the right to manage our business affiliates...,” page 34

22.           Comment:  Expand this risk factor or create a new risk factor addressing the risk that you do not have the right to manage any of the businesses initially attributed to the Ventures Group because such businesses are merely business affiliates in which you own a partial interest.

Response:  We have revised the disclosure on page 38 of the Registration Statement in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners, page 41

23.           Comment:  We note that your table excludes the security ownership of Mr. Malone.  For clarity, please revise to reflect all of the beneficial owners of five percent or more of your voting securities in the table.

Response:  We have revised the disclosure on page 45 of the Registration Statement in response to the Staff’s comment.

Security Ownership of Management, page 42

24.           Comment:  Expand your disclosure to reflect the security ownership your directors and named executive officers will have of Liberty Interactive and Liberty Ventures common stock after consummation of recapitalization and distribution and completion of the rights offering.

Response:  We have included the table as requested on page 49 of the Registration Statement in response to the Staff’s comment.

The Tracking Stock Proposal

General, page 46

25.           Comment:  Please revise your disclosure to clarify that the identified attribution is merely an “initial” attribution that may be changed by your board of directors at any time.  Your revised disclosure should also state that stockholders will not have any direct rights to the businesses or assets attributed to each group.

Response:  We have revised the disclosure on page 53 of the Registration Statement in response to the Staff’s comment.

The Interactive Group and the Ventures Group, page 47

26.           Comment:  Please disclose how the board of directors arrived at the allocation of cash and debt between the two groups.

Response:  We have revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment.

27.           Comment:  Disclose the percentage of total revenue, net income, total assets and total liabilities attributed to each group last year.  Explain why the assets attributed to the Ventures Group generated no revenue and reported no current assets for the fiscal year ended December 31, 2011.

Response:  We have revised the disclosure on pages 56 and 57 of the Registration Statement in response to the Staff’s comment.

Background and Reasons for the Tracking Stock Proposal, page 49

28.           Comment:  Please disclose whether the board of directors considered alternatives such as a spin off or the sale of these businesses and the factors considered in making its determination.  Address the company’s decision in 2011 to eliminate the Liberty Capital and Liberty Starz tracking stocks by conducting a split-off of Liberty Media Corporation.

Response:  We have revised the disclosure on page 58 of the Registration Statement in response to the Staff’s comment.

Potential Negative Aspects of the Tracking Stock Proposal, page 51

29.           Comment:  Expand your disclosure to address the lack of market support, generally, of tracking stocks and the risk that the complexity of the tracking stock structure may depress the stock price.  Your revised disclosure should also state that the board of directors can change the allocation policies, the allocated assets or convert the stock without notice to or approval by the stockholders, which may depress the stock price and result in stockholders not holding stock in the same business in which they initially invested.

Response:  We have revised the disclosure on pages 61 and 62 of the Registration Statement in response to the Staff’s comment.

Policies Subject to Change Without Stockholder Approval, page 52

30.           Comment:  Expand your disclosure to note, if true, that you will not notify your stockholders of any modification, change or exception made to your management and allocation policies if you determine that such change is not material to the company as a whole.

Response:  We have revised the disclosure on page 62 of the Registration Statement in response to the Staff’s comment.

Fiduciary and Management Responsibilities, page 52

31.           Comment:  We note your statement that your directors and officers will have the same fiduciary duties to holders of Liberty Interactive common stock and Liberty Ventures common stock.  Please revise your disclosure to clarify that your directors and officers will have fiduciary duties to the company as a whole and not to either individual group.

Response:  We have revised the disclosure on page 63 of the Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 84

32.           Comment:  We advise you that we need time to review the tax opinion prior to effectiveness of your registration statement.  Therefore, we encourage you to provide us with the draft opinion as soon as possible.

Response:  We have filed the Form of Tax Opinion of Skadden, Arps, Slate, Meagher & Flom regarding certain tax matters as Exhibit 8.1 to the Registration Statement in response to the Staff’s comment.

Annex A

General, page A-1

33.           Comment:  Please expand your disclosure in the last sentence of this section to address the fact that stockholders will have no legal claims to the assets of any particular portion of your business and the allocation of your businesses may be changed at any time.

Response:  We have revised the disclosure on page A-1 of the Registration Statement in response to the Staff’s comment.

The Interactive Group, page A-1

The Ventures Group, page A-6

34.           Comment:  We note the disclosure about your investments in various companies, as well as your references to governance arrangements with respect to your interests in such companies.  Please disclose the term and any termination rights the parties have with respect to each governance arrangement referenced in this Annex.

Response:  We have revised the disclosure on pages A-3, A-6, A-7 and A-8 of the Registration Statement in response to the Staff’s comment.

The Ventures Group, page A-6

35.           Comment:  We note on pages A-6 and A-7 that you have a 26% ownership interest and a 58% voting interest in both Expedia and TripAdvisor.  We also note that you can appoint 20% of the members of the board of each entity.  Please revise the disclosure to clarify whether your right to appoint 20% of the members of each board is without exercising your 58% voting power, as it seems that your 58% voting interest would permit you to elect all the board members and control the Expedia and TripAdvisor entities.  Please expand your disclosure to clarify how you have the 58% voting interest in these entities.

Response:  We have revised the disclosure on pages A-6, A-7 and A-8 of the Registration Statement in response to the Staff’s comment.

Annex B: Attributed Financial Information, page B-1

36.           Comment:  Refer to the Statement of Cash Flows Information on page B-7.  We note that you include a cash payment each year from Interactive to Ventures.  Please expand the notes to explain the nature of this cash payment and the extent to which these payments will continue after the issuance of the tracking stock.

Response:  We have revised the disclosure on page B-10 of the Registration Statement in response to the Staff’s comment.

37.           Comment:  Refer to Note 3 on page B-11.  We note that you have entered into a forward sale agreement for 12 million shares of Expedia.  Please expand the disclosure to include the number of shares of Expedia Liberty owns so the reader can also compute the carrying value and fair value of those shares subject to the forward agreement.

Response:  We have revised the disclosure on page B-12 of the Registration Statement in response to the Staff’s comment.

38.           Comment:  Please expand Note 4 on page B-12 to explain the reason for allocating the exchangeable debentures to Ventures and the Senior Notes to Interactive.

Response:  We have revised the disclosure on page B-12 of the Registration Statement in response to the Staff’s comment.

39.           Comment:  Please expand Note 5 on page B-12 to describe the methodologies used in your allocations.

Response:  We have revised the disclosure on page B-13 of the Registration Statement in response to the Staff’s comment.

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Liberty has authorized us to inform you that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Liberty from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•      Liberty may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Interactive Corporation
Charles Y. Tanabe

KPMG LLP
Jim Bickell